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                                                               EXHIBIT 99.(a)(4)

Hello, all - congratulations to everyone on the great quarter and very positive outlook. I'm about to go do our earnings call, but I wanted to let you know about something to which we've referred in the release.

I'm pleased to announce that Liberate's Board of Directors has authorized us to institute a Voluntary Option Exchange program. Subject to certain conditions, this program will let employees cancel certain currently underwater options from the 1999 Liberate Equity Incentive Plan, in exchange for receiving new options to be granted at least six months after the last date for option cancellation. (We will be separately contacting employees who hold underwater options issued under other plans.)

You will be receiving detailed information about this program later this week, including a detailed set of questions and answers. The Stock Administration group will also be holding a meeting in the Building 1 cafeteria on Wednesday, March 28th at 2:30 - 3:30 p.m. Pacific Time to review the program and address any other issues. Stock Administration will also host a call-in that day for U.K. employees at 5:00 p.m. GMT to address U.K. issues relating to the program. Please hold any questions until that time.

We are adopting this program with the expectation that it will appropriately align employee incentives going forward, giving us all a real stake in Liberate's future success and accelerating our progress toward profitability.

That's the news for now.......keep up the great work!

Mitchell